Exhibit 99.1

Yunji Announces Third Quarter 2021 Unaudited Financial Results

Hangzhou, CHINA, November 29, 2021 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the third quarter ended September 30, 20211.

Third Quarter 2021 Highlights

•

Total revenues in the third quarter of 2021 were RMB437.9 million (US$68.0 million), compared with RMB1,066.7 million in the same period of 2020, primarily due to the Company’s strategy to refine its product selection across all categories and carefully curate products to implement its megahit product pool initiative focusing on the development of private labels and exclusive products. In line with the Company’s long-term growth strategy to focus on profitability, the Company optimized its selection of suppliers and merchants during this refinement process, causing near-term decreases in both its marketplace business and merchandise sales.

•	Repeat purchase rate[2] in the twelve months ended September 30, 2021 was 80.6%.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, said, “In the third quarter, we continued to execute our product curation and supply chain differentiation strategies. Leveraging our differentiated supply chain, we have launched a series of private label products, ranging across a variety of categories including food, cosmetics, supplements, and more. We strive to continually improve our repeat purchase rate and achieve widespread product-market fit for our branded products. We remain optimistic in our differentiated supply chain matrix providing our members with great value.”

“As we continued to successfully execute the initiative to refine our product pool, our gross margin continued to improve. We recorded income from operations of RMB17.6 million (US$2.7 million) in the third quarter of 2021, compared with RMB16.0 million in the second quarter of 2021 and loss from operations of RMB24.4 million in the third quarter of 2020. We also recorded net income of RMB61.4 million (US$9.5 million) in the third quarter of 2021, compared with net income of RMB17.0 million in the second quarter of 2021 and net loss of RMB43.6 in the third quarter of 2020. Going forward, we believe our strategy to continue developing private-label brands will generate lasting value for our shareholders.” said Mr. Chengqi Zhang, Yunji’s Vice President of Finance.

Third Quarter 2021 Unaudited Financial Results

Total revenues were RMB437.9 million (US$68.0 million), compared with RMB1,066.7 million in the same period of 2020. The decrease was primarily due to the Company’s decision to upgrade its strategy to carefully curate products starting from the first quarter of 2021. As part of these upgrades, the Company launched its megahit product pool initiative, which focused on introducing more products with strong repurchase potential and developing private labels and exclusive products. In line with the Company’s long-term growth strategy to focus on profitability, the Company optimized its selection of suppliers and merchants across its platform, which caused sales decreases in both its marketplace business and merchandise sales.

•	Revenues from sales of merchandise, net decreased by 60.2% to RMB365.5 million (US$56.7 million) from RMB919.0 million in the same period of 2020.

•

Revenues from the membership program were RMB1.7 million, compared with RMB4.9 million in the same period of 2020. From January 2020 until the end of March 2021, the Company allowed all its users to enjoy membership benefits free of charge for one year simply by registering for an account on the Yunji app. The Company discontinued free membership as of April 1, 2021. As a result, revenues from the membership program in the third quarter of 2021 were from paying members who joined the new membership program launched in the second quarter of 2021, while membership revenues in the same period of 2020 were all from the deferred revenue of prior paying members.

•	Revenues from the marketplace business were RMB64.7 million (US$10.0 million), compared with RMB130.4 million in the same period of 2020.

•	Other revenues decreased by 51.1% to RMB6.0 million (US$0.9 million) from RMB12.3 million in the same period of 2020.

Total cost of revenues decreased by 66.9% to RMB248.6 million (US$38.6 million), or 56.8% of total revenues, from RMB751.7 million, or 70.5% of total revenues, in the same period of 2020. The decrease was mainly attributable to the decline in merchandise sales, for which revenues are recognized on a gross basis. Total cost of revenues was mainly comprised of the costs related to the sales of merchandise in the third quarter of 2021.

Total operating expenses decreased by 43.6% to RMB193.8 million (US$30.1 million) from RMB343.6 million in the same period of 2020.

•

Fulfillment expenses decreased by 55.2% to RMB40.6 million (US$6.3 million), or 9.3% of total revenues, from RMB90.5 million, or 8.5% of total revenues, in the same period of 2020. The decrease was primarily due to: (i) reduced warehousing and logistics expenses due to lower merchandise sales, (ii) reduced personnel costs due to staffing structure refinements, and (iii) decreased service fees charged by third-party payment settlement platforms.

•

Sales and marketing expenses decreased by 62.3% to RMB59.8 million (US$9.3 million), or 13.7% of total revenues, from RMB158.9 million, or 14.9% of total revenues, in the same period of 2020. The decrease was mainly due to the decreases in member management fees and business promotion expenses.

•

Technology and content expenses decreased by 32.6% to RMB28.5 million (US$4.4 million), or 6.5% of total revenues, from RMB42.3 million, or 4.0% of total revenues, in the same period of 2020. The decrease was mainly due to the reduction in personnel costs as a result of staffing structure refinements and reduced server costs.

•

General and administrative expenses increased by 25.1% to RMB64.8 million (US$10.1 million), or 14.8% of total revenues, from RMB51.8 million, or 4.9% of total revenues, in the same period of 2020, primarily due to an increase in share-based compensation expenses.

Income from operations was RMB17.6 million (US$2.7 million), compared with loss from operations of RMB24.4 million in the same period of 2020.

Financial loss, net was RMB30.1 million (US$4.7 million), compared with RMB19.6 million in the same period of 2020, primarily due to decreased fair value of equity securities with readily determinable fair value.

Other non-operating income, net was RMB110.5 million (US$17.1 million) in the third quarter of 2021 compared with nil in the same period of 2020. The income in the third quarter of 2021 was recognized from the Company’s investment in a fast-growing dairy company in China. The investment was initially recorded under equity method and changed to alternative measurement when the Company lost its significant influence. The RMB 110.5 million (US$17.1 million) gain was recognized based on fair value of investment made by a new third-party investor, resulting in dilution of the Company’s shareholding interest.

Net Income was RMB61.4 million (US$9.5 million), compared with net loss of RMB43.6 million in the same period of 2020.

Adjusted net income (non-GAAP)3 was RMB76.3 million (US$11.8 million), compared with adjusted net loss of RMB36.4 million in the same period of 2020.

Basic and diluted net Earnings per share attributable to ordinary shareholders were both RMB0.03, compared with basic and diluted net loss per share attributable to ordinary shareholders of RMB0.02 in the same period of 2020.

Change in Management

Mr. Wei Ye has resigned as executive president of the Company due to personal reasons, effective December 1, 2021. Mr. Ye’s resignation did not result from any disagreement with the Company.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net income/(loss) as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/(loss) as net income/(loss) excluding share-based compensation.

The Company presents adjusted net income/(loss) because it is used by management to evaluate operating performance and formulate business plans. Adjusted net income/(loss) enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation”. The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/(loss) is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net income/(loss). Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Monday, November 29, 2021, at 6:30 AM Eastern Time or 7:30 PM Beijing/Hong Kong Time to discuss its earnings.

In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive important details for this conference including the call date and time, a unique registrant ID, and a set of participant dial-in numbers to join the conference call.

Conference ID	100928

Registration Link	http://apac.directeventreg.com/registration/event/1009298

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

United States Toll Free	+1-855-452-5696

International	+61-2-8199-0299

Conference ID	1009298

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, LLC

Robin Yang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

YUNJI INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2020	September 30, 2021
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	1,063,900	721,883	112,034
Restricted cash	125,844	166,746	25,879
Short-term investments	134,146	263,006	40,818
Accounts receivable, net (Allowance for credit losses of RMB8,603 and RMB5,435, respectively)	164,733	97,185	15,083
Advance to suppliers	103,836	67,424	10,465
Inventories, net	135,245	107,794	16,729
Amounts due from related parties	7,841	1,073	166
Prepaid expenses and other current assets (Allowance for credit losses of RMB2,972 and RMB9,301, respectively)	410,423	363,617	56,433

Total current assets	2,145,968	1,788,728	277,607

Non-current assets
Property and equipment, net	26,010	14,602	2,266
Long-term investments	158,931	301,541	46,798
Deferred tax assets	59,455	15,663	2,431
Operating lease right-of-use assets, net	11,324	7,218	1,120
Other non-current assets (Allowance for credit losses of RMB1,514 and RMB2,120, respectively)	148,793	193,343	30,006

Total non-current assets	404,513	532,367	82,621

Total assets	2,550,481	2,321,095	360,228

YUNJI INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED) (All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2020	September 30, 2021
	RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICITS)/EQUITY
Current Liabilities
Accounts payable	501,549	297,529	46,176
Deferred revenue	50,951	79,504	12,339
Incentive payables to members	312,170	269,527	41,830
Refund payable to members	4,398	1,319	205
Member management fees payable	45,841	20,524	3,185
Other payable and accrued liabilities	280,586	202,027	31,354
Amounts due to related parties	22,989	13,208	2,050
Operating lease liabilities - current	6,988	6,032	936

Total current liabilities	1,225,472	889,670	138,075

Non-current liabilities
Operating lease liabilities	8,309	5,334	828
Deferred tax liabilities	1,832	2,998	465

Total non-current liabilities	10,141	8,332	1,293

Total Liabilities	1,235,613	898,002	139,368

YUNJI INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED) (All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2020	September 30, 2021
	RMB	RMB	US$
Shareholders’ equity
Ordinary shares	70	70	11
Less: Treasury stock	(85,202)	(60,765)	(9,431)
Additional paid-in capital	7,327,148	7,347,658	1,140,339
Statutory reserve	12,624	12,624	1,959
Accumulated other comprehensive income	9,452	857	133
Accumulated deficit	(5,952,085)	(5,878,011)	(912,253)

Total Yunji Inc. shareholders’ equity	1,312,007	1,422,433	220,758
Non-controlling interests	2,861	660	102

Total shareholders’ equity	1,314,868	1,423,093	220,860

Total liabilities and shareholders’ equity	2,550,481	2,321,095	360,228

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2020	September 30, 2021		September 30, 2020	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Sales of merchandise, net	919,043	365,467	56,720	3,664,225	1,409,436	218,741
Membership program revenue	4,925	1,688	262	42,392	3,573	555
Marketplace revenue	130,437	64,689	10,039	448,151	248,237	38,526
Other revenues	12,305	6,014	933	48,077	22,731	3,528

Total revenues	1,066,710	437,858	67,954	4,202,845	1,683,977	261,350

Operating cost and expenses:
Cost of revenues	(751,701)	(248,581)	(38,579)	(2,953,430)	(1,058,467)	(164,272)
Fulfilment	(90,543)	(40,571)	(6,297)	(357,632)	(155,523)	(24,137)
Sales and marketing	(158,905)	(59,842)	(9,287)	(638,917)	(217,644)	(33,778)
Technology and content	(42,330)	(28,537)	(4,429)	(158,844)	(98,432)	(15,276)
General and administrative	(51,838)	(64,840)	(10,063)	(197,681)	(181,796)	(28,214)

Total operating cost and expenses	(1,095,317)	(442,371)	(68,655)	(4,306,504)	(1,711,862)	(265,677)

Other operating income	4,218	22,116	3,432	27,995	41,687	6,470

(Loss)/income from operations	(24,389)	17,603	2,731	(75,664)	13,802	2,143
Financial loss, net	(19,596)	(30,064)	(4,666)	(1,168)	(1,783)	(277)
Foreign exchange (loss)/income, net	(2,238)	58	9	121	(1,019)	(158)
Other non-operating income, net	—	110,484	17,147	—	118,886	18,451

(Loss)/income before income tax benefit/(expense), and equity in loss of affiliates, net of tax	(46,223)	98,081	15,221	(76,711)	129,886	20,159
Income tax benefit/(expense)	4,401	(29,982)	(4,653)	4,561	(40,945)	(6,355)
Equity in loss of affiliates, net of tax	(1,793)	(6,745)	(1,047)	(2,200)	(14,601)	(2,266)

Net (loss)/income	(43,615)	61,354	9,521	(74,350)	74,340	11,538
Less: net (loss)/income attributable to non-controlling interests shareholders	(1,209)	511	79	(6,885)	306	47

Net (loss)/income attributable to YUNJI INC.	(42,406)	60,843	9,442	(67,465)	74,034	11,491

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2020	September 30, 2021		September 30, 2020	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/income attributable to ordinary shareholders	(42,406)	60,843	9,442	(67,465)	74,034	11,491

Net (loss)/income	(43,615)	61,354	9,521	(74,350)	74,340	11,538
Other comprehensive (loss)/income
Foreign currency translation adjustment	(46,904)	4,149	644	(29,321)	(8,595)	(1,334)

Total comprehensive (loss)/income	(90,519)	65,503	10,165	(103,671)	65,745	10,204
Less: total comprehensive (loss)/income attributable to non-controlling interests shareholders	(1,209)	511	79	(6,885)	306	47

Total comprehensive (loss)/income attributable to YUNJI INC.	(89,310)	64,992	10,086	(96,786)	65,439	10,157

Net (loss)/income attributable to ordinary shareholders	(42,406)	60,843	9,442	(67,465)	74,034	11,491
Weighted average number of ordinary shares used in computing net (loss)/earnings per share, basic and diluted	2,125,377,454	2,141,585,609	2,141,585,609	2,124,763,012	2,139,142,265	2,139,142,265

Net (loss)/earnings per share attributable to ordinary shareholders
Basic	(0.02)	0.03	—	(0.03)	0.03	0.01
Diluted	(0.02)	0.03	—	(0.03)	0.03	0.01

YUNJI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2020	September 30, 2021		September 30, 2020	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Technology and content	346	1,100	171	7,702	3,781	587
General and administrative	1,006	12,517	1,943	57,736	37,298	5,788
Fulfillment	1,609	809	125	9,316	594	92
Sales and marketing	4,262	482	75	9,367	1,177	183

Total	7,223	14,908	2,314	84,121	42,850	6,650

YUNJI INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY  COMPARABLE FINANCIAL MEASURES

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2020	September 30, 2021		September 30, 2020	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net (loss)/income to Adjusted Net (loss)/income:
Net (loss)/income	(43,615)	61,354	9,521	(74,350)	74,340	11,538
Add: Share-based compensation	7,223	14,908	2,314	84,121	42,850	6,650

Adjusted net (loss)/income	(36,392)	76,262	11,835	9,771	117,190	18,188

1.

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.4434 to US$1.00, the exchange rate in effect as of September 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

2.

“Repeat purchase rate” in a given period is calculated as the number of transacting members who purchased not less than twice divided by the total number of transacting members during such period. “Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned.

3.

Adjusted net income/(loss) is a non-GAAP financial measure, which is defined as net income/(loss) excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable Financial Measures” set forth at the end of this press release.